Sinclair, Inc.

10706 Beaver Dam Road

Hunt Valley, Maryland 21030

VIA EDGAR

April 12, 2023

Attention:     Kyle Wiley

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Re:	Sinclair, Inc.

Registration Statement on Form S-4

Filed April 3, 2023

File No. 333-271072

Dear Mr. Wiley:

On behalf of Sinclair, Inc. (the “Registrant”) and Sinclair Broadcast Group, Inc., pursuant to Rule 461 promulgated under the Securities Act of 1933, I hereby request acceleration of the effective date of the Registrant’s Registration Statement on Form S-4 (File No. 333-271072) to 5:00 p.m., Eastern Time, on April 14, 2023, or as soon thereafter as practicable.

The Registrant requests that you please notify Justin Bintrim of Pillsbury Winthrop Shaw Pittman by telephone at 202-663-8364 when such effectiveness has been granted and that such effectiveness also be confirmed in writing. Please contact Mr. Bintrim at the above telephone number with any questions.

Sincerely,

SINCLAIR, INC.

By:	/s/ Christopher S. Ripley
Name: Christopher S. Ripley
Title: President and Chief Executive Officer